

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

<u>Via Facsimile</u>
Mr. John P. Wilkerson
Chief Financial Officer
Cobalt International Energy, Inc.
1980 Post Oak Boulevard, Suite 1200
Houston, Texas 77056

> **Re: Cobalt International Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 21, 2012**
> **Response Letter dated September 27, 2012**
> **File No. 1-34579**

Dear Mr. Wilkerson:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>General</u>

1.   We understand that you would prefer to limit compliance with our prior comments to future filings and will consider your request. However, you should nevertheless submit draft revisions to the disclosures in your annual report with your next reply, reflecting all of the specific revisions you propose in response to prior comments 1, 2, 3, 4 and 5; and those necessary to resolve the additional comments in this letter.

Our Prospects Offshore West Africa, page 16

2.   We have read the information you provided in response to prior comment 2 and understand that you would prefer to refrain from disclosing various parameters and measurements of your test. However, we continue to believe that further details are necessary to provide adequate information about the results, given your disclosure of the "potential to produce in excess of 20,000 barrels of oil per day." We believe you should augment your disclosure to include an estimate of the initial production rates that you believe could be achieved if you were to actually develop the property. It should be clear whether you believe such rates would be close to the 20,000 "potential" figure you disclose, or more in line with the actual stimulated sustained rate of 5,010 barrel per day. Also clarify your purpose of disclosing a measure on the assumption of having no restrictions and the relevancy of this measure in estimating achievable production.

Financial Statements

Note 1 - Organization and Operations, page F-9

3.   We understand from your response to prior comment 3 that you regard various interests in exploration properties as "high impact prospects" and activities of evaluating such properties as "maturing high impact prospects" because you believe the properties have a high possibility of containing oil in commercially viable quantities. However, given that you have not established the degree of certainty necessary to claim reserves on these properties your characterization of the prospects as high impact appears to be without the requisite degree of support. Please modify your disclosures concerning exploration properties as necessary to reflect the uncertainty inherent in your prospects and to remove or disassociate high impact terminology from prospects where impact is not quantified.

4.   We note your response to prior comment 4 concerning disclosures indicating that you expect to develop and produce oil from properties on which you have not yet established reserves. You explain that various disclosures such as "we will progress our existing discoveries toward development and production" were not intended to suggest that you will develop and produce from these properties. You indicate the word "toward" was intended to reflect some degree of uncertainty and clarify that you may conclude there is not sufficient justification to proceed with development.

        We believe your disclosures need to be revised to achieve clear and fair representation. For example, given the general objective of finding reserves to develop and produce in order to add value to the enterprise, referring to exploration properties as discoveries without clarification has the potential to unjustly elevate the perception of value among readers. Based on the uncertainty articulated in your response, we also understand that you are not able to support the nature of progress suggested by your disclosure.

Until you establish reserves, correlating exploration activities with progress toward development and production dismisses without support the possibility that such activities may ultimately only constitute progress toward abandonment. Please replace references to *discoveries* with exploration prospects or similar clarifying language, and modify your references to *progress* as necessary to emphasize that advance in evaluating prospects may only constitute progress toward the point at which you may then determine whether to proceed with development or to abandon the properties. Please also disclose the steps necessary to reach that decision point, describe the uncertainties and significant factors that you will need to address or resolve, the anticipated costs and your timetable.

Similarly, given that you have not established reserves, the disclosures mentioned in your response, "we do not know how long it will take to achieve substantial production from our oil properties" and "we are currently preparing the development schedule and do not have an estimate of first oil production and initial operating cash flow at this time" do not clearly convey the level of uncertainty inherent in your prospects. These and similar disclosures should be modified throughout your filing as necessary to clarify that you do not know whether you will ever establish the reserves necessary to complete an estimate of cash flows or to develop or produce from any of your properties.

Closing Comments

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief